April 25, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Claire Erlanger
Jennifer Angelini
Geoffrey Kruczek

Re:	Comment Letter dated April 11, 2023
JBS B.V.
Amendment No. 4 to Draft Registration Statement on Form F-4
Submitted March 30, 2023
CIK No. 001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated April 11, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Draft Registration Statement on Form F-4 submitted to the Commission for confidential review on March 30, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 5 to the Draft Registration Statement (“Amendment No. 5”). Amendment No. 5 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 5. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

Amendment No. 4 to Draft Registration Statement

General

1.

Please revise disclosure throughout regarding the controlling shareholders’ ownership of Class B shares, to clearly state that they will own 100% (and exercise 90.52% voting power) upon completion of the transactions, and that this ownership and voting power will be reduced only if and to the extent that Class A shareholders successfully undertake conversions during the conversion period and do not reconvert to Class A shares thereafter. For example, we note disclosure that, assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2023, the controlling shareholders will hold between 48.83% and 100% of the Class B shares, notwithstanding that the Last Trading Day precedes the Conversion Period according to the timeline on page iii. In addition, please revise disclosure indicating that Class B shares will remain convertible into Class A shares to also refer to the conversion shares and the process related thereto.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages xvii, xviii, xxiv, xxvi, 1, 8, 17, 23, 41, 61-62, 65, 68, 76, 168 and 185 of Amendment No. 5 in response.

2.

We note disclosure in the notes to the beneficial ownership tables that you expect to deliver Class A shares to certain members of your senior management in connection with the proposed transaction or immediately thereafter. Please describe this expected delivery of shares more fully in an appropriate section of the registration statement, including disclosure as whether these shares constitute compensation. In addition, please revise as appropriate your disclosure indicating that the current shareholders will retain the same economic interest following the restructuring in light of this expected delivery.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Explanatory Note, on the cover page and on pages xiii, xvii, xviii, xxiv, 10, 58, 61, 62, 68, 75, 168, 173, 174, 178 and 245 of Amendment No. 5 in response.

Risk Factors, page 17

3.

Please add risk factor disclosure relating to the conversion of Class A shares into Class B shares. Clearly indicate that this is a one-time process, open solely to BDR holders of record on a given date and for a limited period of time, and highlight the difficulties involved in successfully completing the conversion process. Assess the likelihood of initial conversions and subsequent reconversions, given that Class B shares will not be listed on an exchange, and disclose the resulting impact on voting control by the controlling shareholders.

The Company respectfully acknowledges the Staff’s comment and, in response, has enhanced the risk factor disclosure under “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—You may experience delays or be unable to timely request the conversion of your JBS N.V. Class A Common Shares during the Class A Conversion Period” on page 23 of Amendment No. 5 and included a new risk factor entitled “Following the completion of the Proposed Transaction and the Class A Conversion Period, our controlling shareholders’ aggregate voting power in JBS N.V. may increase significantly” on page 23 of Amendment No. 5.

The grant of registration rights to LuxCo may adversely affect the market price . . . . , page 19

4.

Please expand your risk factor disclosure to describe LuxCo’s right to include Class A shares in any underwritten offering by JBS N.V., as disclosed on page 171, and to assess the related risks. In addition, please expand your disclosure in the related party transactions section to fully describe the material terms of the registration rights agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19-20, 174-175 and 178-179 of Amendment No. 5 in response.

Our ultimate controlling shareholders are expected to have influence . . . . , page 40

5.

We note your disclosure that “we expect that, upon completion of the Proposed Transaction and the Conversion, our controlling shareholders will indirectly own up to 100% of the outstanding JBS N.V. Class B Common Shares,” and “our ultimate controlling shareholders will effectively control all matters requiring shareholder approval.” Please revise to more clearly reflect the contingent nature of such ownership and control, in light of the initial conversion process and possible subsequent reconversion.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 40-41 of Amendment No. 5 in response.

The Global Protein Industry, page 118

6.

Please update your disclosure regarding Brazil’s suspension of beef exports to China in 2021 to reflect the recent suspension in 2023. Additionally revise the risk factor disclosure relating to mad cow disease on page 33 to describe the related risks to the company.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34-35 and 120 of Amendment No. 5 in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni Chief Executive Officer JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP

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